Not for distribution in the United States

News Release

BROOKFIELD ASSET MANAGEMENT TO ISSUE C$250 MILLION, 10 YEAR DEBENTURES

Toronto, April 20, 2007- Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) today announced that it has entered into an agreement, with a syndicate of agents led by Scotia Capital Inc. and RBC Capital Markets, to issue for distribution to the public C$250 million 5.29% debentures. The debentures are being offered only in Canada.

The debentures will be offered under the short form base shelf prospectus dated November 6, 2006. The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The debentures are expected to be rated Baa2 by Moody’s, A- by S&P, BBB+ by Fitch and A (low) by DBRS. The net proceeds of the debentures will be used for general corporate purposes. The offering is expected to close on or about April 25, 2007.

Brookfield has also commenced sales activities in connection with a proposed sale in the United States of up to US$250 million principal amount of debentures under its short form base shelf prospectus. Neither this offering nor the United States offering is contingent on the occurrence of the other.

The debentures may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements include among others, statements with respect to completion of the debenture issue and the expected ratings of the debentures. Although Brookfield Asset Management Inc. believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.